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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ruth’s Chris Steak House, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

783332109 (CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 783332109	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only): Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 5,646,452 6 SHARED VOTING POWER: 0 (See Item 4) 7 SOLE DISPOSITIVE POWER: 5,646,452 8 SHARED DISPOSITIVE POWER: 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 5,646,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 24.5%
12	TYPE OF REPORTING PERSON (See Instructions): 00

CUSIP No. 783332109	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only): Madison Dearborn Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 5,646,452 6 SHARED VOTING POWER: 0 (See Item 4) 7 SOLE DISPOSITIVE POWER: 5,646,452 8 SHARED DISPOSITIVE POWER: 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 5,646,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 24.5%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only): Madison Dearborn Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 5,506,215 6 SHARED VOTING POWER: 0 (See Item 4) 7 SOLE DISPOSITIVE POWER: 5,506,215 8 SHARED DISPOSITIVE POWER: 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 5,506,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 23.9%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS: Madison Dearborn Special Equity III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (entities only): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 122,262 6 SHARED VOTING POWER: 0 (See Item 4) 7 SOLE DISPOSITIVE POWER: 122,262 8 SHARED DISPOSITIVE POWER: 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 122,262
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.5%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only): Special Advisors Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 17,975 6 SHARED VOTING POWER: 0 (See Item 4) 7 SOLE DISPOSITIVE POWER: 17,975 8 SHARED DISPOSITIVE POWER: 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 17,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.08%
12	TYPE OF REPORTING PERSON (See Instructions): 00

CUSIP No. 783332109	13G	Page 7 of 10 Pages

Item 1	(a)	Name of Issuer: Ruth’s Chris Steak House, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 500 International Parkway, Heathrow, Florida 32746

Item 2	(a)

Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Madison Dearborn Partners, LLC, Madison Dearborn Partners III, L.P., Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC, or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2	(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

Item 2	(c)	Citizenship: Each of the Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities: Common Stock, par value $.01 per share.

Item 2	(e)	CUSIP No.: 783332109

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 783332109	13G	Page 8 of 10 Pages

Item 4	Ownership:

(a)

Amount beneficially owned:

Madison Dearborn Capital Partners III, L.P. (“MDCP”) is the record owner of 5,506,215 shares of our common stock, Madison Dearborn Special Equity III, L.P. (“MDSE”) is the record owner of 122,262 shares of our common stock and Special Advisors Fund I, LLC (“SAF”) is the record owner of 17,975 shares of our common stock. The shares held by MDCP, MDSE and SAF may be deemed to be beneficially owned by Madison Dearborn Partners III, L.P. (“MDP III”), the general partner of MDCP and MDSE and the manager of SAF, by Madison Dearborn Partners, LLC, the general partner of MDP III and by a committee of limited partners of MDP III.

	(b)	Percent of Class: See Item 11 of each cover page, which is based on Item 5 of each cover page. See Item 4(a).

	(c)	Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

		(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: See response to Item 4(a) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8

Identification and Classification of Members of the Group:

Madison Dearborn Partners, LLC, Madison Dearborn Partners III, L.P., Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC may be deemed to be a group in relation to their respective investments in Ruth’s Chris Steak House, Inc. Each of these persons disclaims membership in a group.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certification: Not applicable.

CUSIP No. 783332109	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Robin P. Selati
Its:	Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P., its Manager

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

CUSIP No. 783332109	13G	Page 10 of 10 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2006

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Robin P. Selati
Its:	Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P., its Manager

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Robin P. Selati
Its:	Managing Director